UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 3)
______________________
GENTIUM S.P.A.
(Name of Subject Company)
______________________
GENTIUM S.P.A.
(Names of Persons Filing Statement)
______________________
Ordinary Shares, no par value
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)
______________________

37250B922 (Ordinary Shares, which are not traded on U.S. markets)
37250B104 (American Depositary Shares)
(CUSIP Number of Class of Securities)
______________________
Dr. Khalid Islam
Chairman & Chief Executive Officer
Gentium S.p.A.
Piazza XX Settembre 2
22079 Villa Guardia (CO), Italy
+39 031 537 3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
______________________
With copies to:

Lorenzo A. Corte, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street, Canary Wharf London, E14 5DS, England +44 20 7519 7000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on December 24, 2013, as amended by those certain Amendment No. 1 and Amendment No. 2 filed with the SEC on January 10, 2014 and January 17, 2014, respectively (as amended, the "Statement"), by Gentium S.p.A., a società per azioni organized under the laws of the Republic of Italy (the "Company"). The Statement relates to a tender offer by Jazz Pharmaceuticals Italy S.p.A. ("Purchaser"), a società per azioni organized under the laws of the Republic of Italy and a wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland ("Parent"), to purchase all of the outstanding ordinary shares, no par value, of the Company (the "Common Stock"), and the American Depositary Shares, each representing one share of Common Stock (the "ADSs" and, together with the Common Stock, the "Company Shares") at a purchase price of $57.00 per Company Share (without duplication for shares of Common Stock underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Share Form of Acceptance (the "Share Form of Acceptance") and the ADS Letter of Transmittal (together with the Offer to Purchase and the Share Form of Acceptance, each as may be amended or supplemented from time to time, collectively constitute the "Offer") contained in the Tender Offer Statement on Schedule TO, dated December 23, 2013 (as amended or supplemented from time to time, the "Schedule TO") filed by Parent and Purchaser with the SEC on December 23, 2013.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 is hereby amended by adding the following after the third paragraph under the heading titled "Effect of the Offer on Company Options" on page 9 of the Statement:

"On January 22, 2014, the Company provided notice to each holder of outstanding Company Options that: (i) all outstanding and unvested Company Options will become fully vested immediately prior to the Acceptance Time; (ii) all Company Options that are outstanding as of the Acceptance Time may be exercised for Company Shares immediately following the Acceptance Time and, prior to the expiration date of the subsequent offering period of between three (3) business days and twenty (20) business days that will commence on the business day following the Acceptance Time, as it may be extended (the "Subsequent Offering Period"), such holders may tender such Company Shares in exchange for the Offer Price pursuant to the Offer, as extended by such Subsequent Offering Period, and on the terms and conditions set forth in the Tender Offer Agreement; and (iii) each holder of outstanding Company Options (except directors, consultants, independent contractors, members of senior management or any executive officer of the Company as defined under Section 13(k) of the Exchange Act or Italian law or any officer of the Company or a subsidiary for whom such an arrangement would violate any applicable law) may elect to receive a short-term, interest-free loan ("Loan") from the Company for purposes of (a) paying the exercise price of some or all of his outstanding Company Options, and (b) tendering the Company Shares received in settlement of his Company Options into the Offer during the Subsequent Offering Period.  The notice further informed each holder of outstanding Company Options that, if such person so elects, the Company will, for the purpose of facilitating the exercise of the Company Options and purchase of Company Shares, issue and hold the Company Shares subject to the Company Options in a Company managed-account for such person's benefit and, with such person's instruction, deliver such Company Shares on his behalf to the Purchaser's tender agent for tender into the Offer during the Subsequent Offering Period.  A holder of Company Options that so elects to have the Company Shares issued in settlement of his Company Options put into a Company-managed account must agree that the aggregate cash Offer Price paid by Purchaser in respect of the Company Shares tendered into the Offer on such person's behalf shall be paid to the Company, for distribution to such person less applicable withholding taxes and, if applicable, less an amount in satisfaction of such person's Loan repayment obligation. The foregoing description is qualified in its entirety by reference to the Form Notice to Option Holders which is filed as Exhibit (a)(5)(E) to the Statement."

Item 3 is hereby amended and supplemented by adding the following after the first paragraph under the heading titled "Continuing Directors" on page 13 of the Statement:

"On January 22, 2014, the Company announced an Ordinary Shareholders' Meeting scheduled to be held at the registered office of the Company at Villa Guardia (Como), Piazza XX Settembre no. 2 on February 24, 2014 at 10:00 a.m. (Italian time), on first call and, if necessary, on February 25, 2014, at the same time, on second call, with a record date of January 27, 2014, with the following agenda: (A) Release of the resigning directors and statutory auditors, (B) Appointment of the new members of the Company's corporate bodies to fill the vacancies created by the resigning members and any related and consequent resolutions and (C) Miscellaneous.  The materials sent to the shareholders and holders of American Depositary Shares of the Company in connection with the Ordinary Shareholders' Meeting are filed hereto as Exhibits (a)(5)(F), (a)(5)(G) and (a)(5)(H) to the Statement."

ITEM 9.   EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(E)*	Form Notice to Option Holders.
(a)(5)(F)*	Email from the Chief Financial Officer and Chief Operating Officer distributed to Gentium employees on January 22, 2014.
(a)(5)(G)	Notice of Call (incorporated by reference to Exhibit 1 to the report on Form 6-K, previously filed with the SEC on January 22, 2014).
(a)(5)(H)	Report to Shareholders (incorporated by reference to Exhibit 2 to the report on Form 6-K, previously filed with the SEC on January 22, 2014).
(a)(5)(I)	Proxy Card (incorporated by reference to Exhibit 3 to the report on Form 6-K, previously filed with the SEC on January 22, 2014).
*       Filed herewith.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name:	Salvatore Calabrese
Title:	Chief Financial Officer and Chief Operating Officer

Dated: January 22, 2014

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